SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Denison International plc

(Name of Subject Company (Issuer))

Parker-Hannifin Corporation

(Name of Filing Persons (Offeror))

Ordinary Shares, $0.01 par value per share, and

American Depositary Shares each representing one Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Thomas A. Piraino, Jr.

Vice President, General Counsel and Secretary

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124-4141

(216) 896-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Leddy

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$253,238,760	$50,648

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), and all Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer (as defined herein), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs,” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”), of Denison International plc at a purchase price of $24.00 per Share, net to the seller in cash, without interest. As of November 30, 2003, there were 7,015 A Ordinary Shares outstanding and 10,544,600 Ordinary Shares outstanding, including 599,234 outstanding options exercisable for 599,234 Ordinary Shares or ADSs.

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the cash offered by the bidder.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $50,648	Filing Party: Parker-Hannifin Corporation

Form or Registration No.: Schedule TO	Date Filed: December 19, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 19, 2003, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 31, 2003 and Amendment No. 2 filed with the Securities and Exchange Commission on January 13, 2004 (as amended, the “Schedule TO”), by Parker-Hannifin Corporation, an Ohio corporation (“Parker”). The Schedule TO relates to the offer by Parker to purchase all of the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer (as defined herein), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share, of Denison International plc (“Denison”) at a purchase price of $24.00 per Ordinary Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated December 19, 2003 (the “Offer To Purchase”), and in the related Letter of Transmittal and Form of Acceptance (as they may be amended or supplemented from time to time, together constitute the “Offer”), a copy of each of which was filed with the Schedule TO on December 19, 2003 as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. In addition, Parker is offering to purchase all of the outstanding A Ordinary Shares, £8.00 par value per share, of Denison, which class of securities is not registered under the Securities Exchange of 1934, at a purchase price of $24.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. This Amendment No. 3 to the Schedule TO is being filed on behalf of Parker.

Items 1, 4 and 11 of the Schedule TO, which incorporate by reference to the information contained in the Offer To Purchase, are amended and supplemented by adding thereto the following:

“The initial offer period of the Offer, which was scheduled to expire at 8:00 a.m., New York City time, on Thursday, January 22, 2004, has been extended to 8:00 a.m., New York City time, on Thursday, February 5, 2004 unless the Offer is further extended or earlier terminated. Parker is extending the Offer because all of the conditions to the Offer, including obtaining required foreign regulatory approvals, were not satisfied or waived before the expiration of the initial offer period. While Parker expects to obtain these regulatory approvals, the approval process in some jurisdictions may take more than 30 days. If all of the conditions to the Offer, including obtaining required foreign regulatory approvals, are not satisfied or waived on or before the new expiration date, Parker expects to extend the Offer for additional ten business day periods as necessary until such conditions are satisfied or waived.

On January 22, 2004, Parker issued a press release which announced the extension of the initial offer period and set forth the number of Shares that had been validly tendered pursuant to the Offer and not withdrawn as of 5:00 p.m., New York City time, on January 21, 2004. A copy of the press release issued by Parker on January 22, 2004 is filed herewith as Exhibit (a)(5)(C) and is incorporated herein by reference.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO, which incorporates by reference to the information contained in the Offer To Purchase, is amended and supplemented as follows:

The first paragraph of Section 11 — “Background of the Offer” of the Offer To Purchase is hereby supplemented by adding the following sentence immediately after the first sentence of that paragraph:

“As these discussions were preliminary in nature, no agreement on any material terms was reached and in February 2002, discussions ended until July 2003.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is also amended and supplemented by adding thereto the following:

“On January 16, 2004, Parker filed a notification of the Offer with the Finnish Competition Authority as required under the Act on Restrictions on Competition (480/92). With this filing, Parker completed its initial regulatory filing requirements in connection with obtaining required regulatory consents or approvals from U.S. federal and certain foreign governmental authorities as described in Section 20 — “Certain Legal Matters and Regulatory Approvals” of the Offer To Purchase.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

“(a)(5)(C)	Press release issued by Parker-Hannifin Corporation on January 22, 2004”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2004	PARKER-HANNIFIN CORPORATION

	By:	/s/ THOMAS A. PIRAINO, JR.
		Name:	Thomas A. Piraino, Jr.
		Title:	Vice President, General Counsel and Secretary

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Exhibit Index

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated December 19, 2003

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Form of Acceptance

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)	Notice of Guaranteed Delivery

*(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*(a)(1)(H)	Summary Advertisement published on December 19, 2003 in The Wall Street Journal

*(a)(1)(I)	Newspaper Advertisement published on December 19, 2003 in the Financial Times

*(a)(1)(J)	Letter from J. Colin Keith, Chairman of the Board of Directors of Denison International plc, to Optionholders of Denison International plc, dated December 31, 2003

*(a)(1)(K)	The Denison International Stock Option Plan Notice of Exercise and Form of Acceptance

*(a)(5)(A)	Joint press release issued by Parker-Hannifin Corporation and Denison International plc on December 8, 2003

*(a)(5)(B)	Slide presentation available as of December 8, 2003 on Parker-Hannifin Corporation’s investor relations website

(a)(5)(C)	Press release issued by Parker-Hannifin Corporation on January 22, 2004

*(d)(1)	Acquisition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Denison International plc

*(d)(2)	Amendment No. 1 to the Acquisition Agreement, dated as of December 19, 2003, by and between Parker-Hannifin Corporation and Denison International plc

*(d)(3)	Form of Tender Agreement, each dated as of December 7, 2003, by and between Parker-Hannifin Corporation and the shareholder of Denison International plc named therein

*(d)(4)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Anders C.H. Brag

*(d)(5)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and J. Colin Keith

*(d)(6)	Confidentiality Agreement, dated as of July 22, 2003, between Parker-Hannifin Corporation and Denison International plc

*	previously filed

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